FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Attached hereto is Registrant’s press release dated February 15, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by Wendy’s Restaurants of Rochester, Inc. to provide a Connexstar broadband satellite network to 123 Wendy’s Old Fashioned Hamburger restaurants in New York, Pennsylvania, Indiana, Michigan and Ohio.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 15, 2005

Wendy’s of Rochester chooses high-speed Connexstar service from Gilat’s Spacenet subsidiary to power networking applications for 123 Wendy’s restaurants in five states

Petah Tikva, Israel, February 15, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by Wendy’s Restaurants of Rochester, Inc. to provide a Connexstar broadband satellite network to 123 Wendy’s Old Fashioned Hamburger restaurants in New York, Pennsylvania, Indiana, Michigan and Ohio.

The Connexstar VSAT high-speed network will support remote control solutions, point-of-sale (POS) polling, Internet access and other important retail networking applications. Wendy’s of Rochester (www.wenroch.com) will also use the VSAT network for fast credit/debit card authorization.

Randy Traugott, vice president of marketing for Wendy’s of Rochester, said, “We found the Connexstar service to be the ideal platform to provide the fast, high-capacity, always-on connectivity needed for our advanced applications. In our pilot phase, it proved to be highly flexible and dependable. Should a remote site experience a POS problem, our data center personnel can remotely log-in to the Connexstar remote-access device and resolve any issue and/or update the POS software.”

Spacenet President and CEO Bill Gerety said, “In the past few months, we have signed contracts to serve more than 370 Wendy’s franchised restaurants. Leading restaurant operators continue to select Connexstar over competing offerings because of its excellent performance, reliability and economics. We look forward to serving Wendy’s of Rochester’s connectivity needs now and in the future.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, regardless of end-user location. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way broadband networking solutions throughout North America under the Connexstar brand, and has nearly 20 years experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of satellite and hybrid telecommunication solutions and operations. Gilat operates under two business units, Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). With over 500,000 Very Small Aperture Terminals (VSATs) shipped in more than 80 countries across six continents, GNS delivers satellite communication solutions to operators worldwide. GNO provides end-to-end enterprise and consumer networking as well as rural communication operations. Gilat’s headquarters is located in Petah Tikva, Israel, Spacenet operation center is in McLean, Virginia and rural operations centers are in Latin America. In addition, Gilat has 13 local offices and 5 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com